[ Janus Capital Letterhead ]

January 18, 2018

VIA EDGAR

Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 263

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant and Janus Henderson Asia Equity Fund, Janus Henderson Global Life Sciences Fund, and Janus Henderson Global Real Estate Fund (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on January 4, 2018 with respect to the Registrant’s Post-Effective Amendment No. 263 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 13, 2017. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses, are as follows:

1.	Staff Comment: The Staff requested completed fee tables, expense examples, and performance tables for the Funds at least a week before the effective date of the registration statement.

Response: The Registrant has provided completed fee tables, expense examples, and performance tables in Appendix A to this letter.

Janus Henderson Asia Equity Fund

2.	Staff Comment: The Staff noted that Janus Henderson Asia Equity Fund (“Asia Equity Fund”) has an 80% policy and asked the Registrant to supplementally explain how derivatives will be valued pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Registrant notes that Asia Equity Fund does not currently hold derivatives positions and does not intend to utilize derivatives in pursuing its investment strategy. The Registrant has removed the disclosure regarding derivatives from the Principal Investment Strategies and Principal Investment Risks sections of Asia Equity Fund’s prospectus.

3.	Staff Comment: The Staff asked the Registrant to include a small- and mid-capitalization company risk factor in the Principal Investment Risks section of Asia Equity Fund’s prospectus.

Response: The Registrant has added the requested disclosure to the Principal Investment Risks section of Asia Equity Fund’s prospectus.

4.	Staff Comment: The Staff asked the Registrant to consider revising the derivatives risk factor in the Principal Investment Risks section of Asia Equity Fund’s prospectus to include additional detail regarding the Fund’s use of derivatives.

Response: The Registrant notes that the derivatives risk factor was removed from the Principal Investment Risks section of Asia Equity Fund’s prospectus because the Fund does not currently hold derivatives positions and does not intend to utilize derivatives in pursuing its investment strategy.

Janus Henderson Global Life Sciences Fund

5.	Staff Comment: The Staff noted that Janus Henderson Global Life Sciences Fund (“Global Life Sciences Fund”) has “global” in its name and stated that the Registrant should consider adding disclosure stating that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: The Registrant acknowledges the Staff’s position but notes that, consistent with the investment policies and restrictions of Global Life Sciences Fund, the Registrant believes that the existing disclosure reflects that the Fund invests in several countries.

6.	Staff Comment: The Staff asked the Registrant to include a small- and mid-capitalization company risk factor in the Principal Investment Risks section of Global Life Sciences Fund’s prospectus to the extent the Fund may invest in securities of all market capitalization ranges.

Response: The Registrant has added the requested disclosure to the Principal Investment Risks section of Global Life Sciences Fund’s prospectus.

7.	Staff Comment: To the extent Global Life Sciences Fund invests in fixed-income securities as a principal investment strategy, the Staff asked the Registrant to (i) disclose any criteria or limits utilized by the Fund with respect to the credit quality or maturity of its investment portfolio; (ii) specify the types of fixed-income securities in which the Fund invests; and (iii) include disclosure regarding credit risk and interest rate risk to the Principal Investment Risks section of the Fund’s prospectus.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

8.	Staff Comment: The Staff noted that Global Life Sciences Fund has a fundamental policy to invest at least 25% of its total assets in securities of companies that are categorized in the “life sciences” sector and asked the Registrant to update the concentration risk factor in the Principal Investment Risks section of the Fund’s prospectus to provide additional detail about such companies.

Response: The Registrant has added disclosure to the concentration risk factor to indicate that companies in the “life sciences” sector include companies in the pharmaceutical, biotechnology, health care services, and medical device industries.

Janus Henderson Global Real Estate Fund

9.	Staff Comment: The Staff noted that Janus Henderson Global Real Estate Fund (“Global Real Estate Fund”) has “global” in its name and stated that the Registrant should consider adding disclosure stating that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: The Registrant acknowledges the Staff’s position but notes that, consistent with the investment policies and restrictions of Global Real Estate Fund, the Registrant believes that the existing disclosure reflects that the Fund invests in several countries.

10.	Staff Comment: The Staff asked the Registrant to include a small- and mid-capitalization company risk factor in the Principal Investment Risks section of Global Real Estate Fund’s prospectus.

Response: The Registrant acknowledges the comment and will consider including the above-referenced disclosure in a future annual update or an interim prospectus supplement or registration statement filing, if applicable.

11.	Staff Comment: The Staff noted disclosure in the Principal Investment Strategies section of Global Real Estate Fund’s prospectus regarding the Fund’s investments in debt securities of real estate-related companies and asked the Registrant to include a high-yield/high-risk bonds (“junk” bonds) risk factor in the Principal Investment Risks section.

Response: The Registrant removed the reference to debt securities of real estate-related companies from the Principal Investment Strategies section of Global Real Estate Fund’s prospectus because the Fund does not invest in debt securities as a principal investment strategy. Accordingly, the Registrant has not added a high-yield/high-risk bonds risk factor to the Principal Investment Risks section of Global Real Estate Fund’s prospectus.

12.	Staff Comment: The Staff asked the Registrant to consider revising the derivatives risk factor in the Principal Investment Risks section of Global Real Estate Fund’s prospectus to include additional detail regarding the types of derivatives in which the Fund may invest.

Response: The Registrant has updated the derivatives risk factor in the Principal Investment Risks section of Global Real Estate Fund’s prospectus to include disclosure regarding Global Real Estate Fund’s use of derivatives, including forward currency contracts, for hedging purposes.

Other

13.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing approximately one week in advance of the effective date of the Funds’ registration statement.

Response: The Registrant acknowledges the comment and confirms that it has complied.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Kathryn Santoro, Esq.

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